Exhibit 99.1

Obsidian Energy Regains Compliance with the New York Stock Exchange’s Continued Listing Standard

CALGARY, July 23, 2019 /CNW/ - OBSIDIAN ENERGY LTD. (TSX/NYSE – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) received notification from the New York Stock Exchange (the “NYSE”) that we have regained compliance with the NYSE’s continued listing standard regarding the price of Obsidian Energy’s common shares.

The Company had received notification regarding the price deficiency on September 18, 2018. In an effort to regain compliance, the Company filed articles of amendment on June 5, 2019 to consolidate the common shares of the Company on the basis of a consolidation ratio of seven old common shares to one new common share (the “Common Share Consolidation“). At the Annual and Special meeting the Common Share Consolidation was approved by shareholders and commenced trading on a post consolidation basis on June 10, 2019.

The NYSE continued listing standard requires that the average closing price of a listed company’s common stock be no less than US$1.00 per share over a consecutive 30 trading day period and close at or above US$1.00 per share on the last trading day of the cure period to regain compliance. The Company has been notified by the NYSE that it has cured the price condition and regained compliance with all NYSE continued listing requirements as of July 23, 2019 and will continue to trade on the NYSE.

Obsidian Energy shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “OBE”.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com